Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2010		2009		2008		2007		2006

Earnings
Income before cumulative effect of a change in accounting principle	$547,467		$162,421		$573,722		$603,405		$633,922
Income tax expense (benefit)	20,266		(5,053)		2,617		2,524		7,881
(Income) loss from equity investees	(200)		15,244		(4,042)		(7,837)		(4,417)
Fixed charges	375,139		352,957		392,596		394,503		327,263
Capitalized interest	(25,981)		(41,089)		(44,341)		(39,939)		(27,844)

Earnings	$916,691		$484,480		$920,552		$952,656		$936,805

Fixed Charges
Interest expense (1)	$365,374		$341,101		$371,654		$373,723		$295,705
Interest portion of rent expense (2)	9,765		11,856		20,942		20,780		31,558

Fixed charges	$375,139		$352,957		$392,596		$394,503		$327,263

Ratio of Earnings to Fixed Charges	2.4	x	1.4	x	2.3	x	2.4	x	2.9	x

(1)	Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2)	Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.